July 8, 2009

VIA EDGAR AND FACSIMILE NUMBER (703) 813-6986

Ajay Koduri, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	JumpTV Inc.

Registration Statement on Form 10/A
Filed on April 9, 2009, and as amended on June 23, 2009

File No. 000-53620

Dear Mr. Koduri:

JumpTV Inc. (“JumpTV”) submits this response to the July 2, 2009 comment letter (the “Comment Letter”) from the Securities and Exchange Commission (“Commission”) regarding the above-referenced filing on June 23, 2009 of Amendment No. 3 to our Registration Statement on Form 10 (the “Registration Statement”).

We provide the following response to the Commission’s comments.  Where the response sets forth a change that was made to the Registration Statement, new disclosure is underscored and deleted disclosure is struck through.  In addition, we have submitted marked copies of the amended Registration Statement to highlight the changes made in response to the Comment Letter.

This letter and the Amendment were filed by EDGAR on July 8, 2009.

NeuLion, Inc.

1600 Old Country Road

Plainview, NY 11803

www.neulion.com

Registration Statement on Form 10/A, Amendment No. 3

Item 2.  Financial Information, page 19

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 26

1.                                     Comment:  Please revise the sixth full paragraph on page 27 to provide disclosure regarding the organic cost of services for the fiscal year ended December 31, 2008 as compared to the fiscal year ended December 31, 2007.  The present disclosure is duplicative of that found on page 30, which compares results for the quarter ended March 31, 2009 with the same period in 2008.

Response:  The following revisions have been made as indicated below:

(Page 27)

Organic cost of services revenue increased from $0.3 million, or ~~32~~25%, for the ~~three months~~year ended ~~March 31, 2008~~December 31, 2007 to $~~1.2~~2.5 million, or ~~51~~37%, for the ~~three months~~year ended ~~March 31, 2009~~December 31, 2008.  The increase was a result of increased revenue and higher costs for bandwidth due to higher usage by existing subscribers and the costs associated with new customers.  Subscriber revenue, a component of services revenue, increased as a percentage of total services revenue and has higher costs associated with it than other types of services revenue.  Management expects to maintain cost of services revenue at between 50% and 60% of services revenue, excluding the Acquired Business, based on the mix of service revenue and as economies of scale are realized.

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If you have any questions or comments, please feel free to contact Frank Lee at (212) 297-5825 or me at (516) 622-8376.  Please note that my new fax number, which should be used for all correspondence faxed to JumpTV, is (516) 622-7510.  Thank you.

Very truly yours,

/s/ Roy E. Reichbach
Roy E. Reichbach
General Counsel

cc:                                 Frank Lee, Esq.